UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INNO HOLDINGS INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

4576JP 208

(CUSIP Number)

Zeyu An

Tenglong Road, Qinlong Manhaining Garden North District Building 2 Room 115,

Longhua District, Shenzhen, Guangdong, China

+86-13423825466

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 1, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 4576JP 208

1.	NAMES OF REPORTING PERSONS Zeyu An
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 132,891
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 132,891
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,891
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%[1]
12.	TYPE OF REPORTING PERSON (see instructions) IN

1This percentage is calculated based on (i) 2,080,173 shares of Common Stock following a reverse stock split, calculated from 20,801,726 shares of Common Stock outstanding as of September 6, 2024 reported in the Issuer’s DEF 14C, as filed with the Securities and Exchange Commission on September 20, 2024; and (ii) the aggregate number of shares of Common Stock beneficially owned by the Reporting Person as set forth in Row 9.

CUSIP No. 4576JP 208

Item 1.

(a)	Name of Issuer Inno Holdings Inc.

(b)	Address of Issuer’s Principal Executive Offices 2465 Farm Market 359 South, Brookshire, TX 77423.

Item 2.

(a)	Name of Person Filing Zeyu An

(b)	Address or principal business office or, if none, residence
Tenglong Road, Qianlong Manhaining Garden North District Building 2 Room 115, Longhua District, Shenzhen, Guangdong, China.

(c)	Citizenship China

(d)	Title of Class of Securities Common Stock, no par value

(e)	CUSIP Number 4576JP 208

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 4576JP 208

Item 4. Ownership.

(a)	Amount beneficially owned: See response to Row 9 on the cover page.

(b)	Percent of class: See response to Row 11 on the cover page.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote. See response to Row 5 on the cover page.

	(ii)	Shared power to vote or to direct the vote. See response to Row 6 on the cover page.

	(iii)	Sole power to dispose or to direct the disposition of. See response to Row 7 on the cover page.

	(iv)	Shared power to dispose or to direct the disposition of. See response to Row 8 on the cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 4576JP 208

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Zeyu An

11/6/2024
Date

/s/ Zeyu An
Signature

Zeyu An/Individual
Name/Title